PNG Cabinet Approves InterOil's Gulf LNG Project

PORT MORESBY, Papua New Guinea and HOUSTON, Nov. 16, 2012 /PRNewswire/ -- InterOil Corporation (NYSE:IOC) (POMSoX:IOC) is pleased to have been notified by the Prime Minister Hon. Peter O'Neill that the National Executive Council (NEC) of Papua New Guinea has approved InterOil's LNG development project in the Gulf Province. The decision clears the way to proceed with our plans for an LNG plant in the Gulf Province with initial output of a minimum of 3.8 million tonnes per annum. As the Prime Minister has announced, the decision also approves the acquisition by the State of an additional 27.5% equity interest in the Elk/Antelope gas fields, over and above the 22.5% interest to which it is entitled under the Oil & Gas Act, on terms to be negotiated with InterOil.

InterOil understands that the State intends to take its entitlement to gas from the project in kind, to be used in part in domestic power generation and natural gas related industries thereby providing a boost to PNG's growth and prosperity. InterOil is pleased to be able to provide this opportunity to the State, and is the first developer of a major oil & gas project to do so.

As the Prime Minister has announced, the NEC has approved the establishment of a State negotiating team to discuss and agree to the necessary amendments to the 2009 project agreement between the State and Liquid Niugini Gas Limited, to give effect to the NEC decision, and to agree on the terms on which the State will acquire the additional equity interest. The NEC decision confirms that the basis of the acquisition will be commercial market terms. The NEC also includes as a condition of its approval an agreement with regard to an internationally recognized operator of the facilities. InterOil is ready to participate in these discussions, which it expects will commence shortly.

Given the importance of the LNG project, the PNG Cabinet also approved the establishment of the Ministerial Gas Committee comprised of key economic ministers to fast track commercialization of the county's second LNG project.

Now that the Government's position has been clarified, InterOil anticipates being able to conclude an agreement for a sale of an interest in the Elk and Antelope resource in Petroleum Retention Licence 15 and the first 3.8 million tonnes per annum Gulf LNG Train to a partner or partners in the coming weeks. Major oil companies, national oil companies, and Asian utilities have been actively engaged in the process.

InterOil wishes to record its appreciation for the support of the Prime Minister, the Minister of Petroleum and Energy, and Government departments in reaching this landmark stage in the LNG project approval process. We look forward to bringing this LNG project on-line, for the long-term benefit of Papua New Guinea, InterOil, and all project stakeholders.

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil's assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant in Papua New Guinea. InterOil's common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil

Wayne Andrews	Meg LaSalle
Vice President Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: +1-281-292-1800	Phone: +1-281-292-1800

Forward Looking Statements

This press release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular, the acquisition by the State of a 50% interest in the Elk and Antelope fields and the terms of such acquisition, the State's use of gas from these fields, the impact of the project on the PNG economy, the ability to attract a strategic LNG partner and the timing of any agreement with such partner, the ability to amend the terms of the 2009 Project Agreement to effect the NEC approval, the construction and development of the proposed large scale LNG project, business prospects, strategies, regulatory developments, and the ability to obtain financing on acceptable terms. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances, including discussions with the State, the terms of the NEC approval, the terms of the 2009 Project Agreement and the status of the LNG strategic partner search status. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company's Annual Report for the year ended December 31, 2011 on Form 40-F and its Annual Information Form for the year ended December 31, 2011. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.